02 JUL 19 AM 10: 18

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02042727

16th July 2002

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed -

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

Press Release Announcement –

- Expectations remain unchanged
- Notification of Interests of Directors and Connected Persons Schedule II
- Notification of Interests of Directors Schedule II (ADV Nos: 898956 and 47653)

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 (0) 208 967 1334.

Yours faithfully

Judith George
Assistant Company Sercretary

7/22

f:\users\legal\judi_g\general2\885let.doc

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

26 June 2002
Draft no 3

For release at 07.00 **1 July 2002**

Taylor Nelson Sofres plc
Pre-close trading update

Expectations remain unchanged

In line with current market practice, Taylor Nelson Sofres, a world leader in market information, issues the following trading update ahead of its interim results announcement on 9 September 2002.

Turnover

The group's expectations for the year remain unchanged from those expressed by the Chairman at the AGM held on 11 June. Against a background of relatively flat markets in Europe and the US, with clients again deferring some of their spend into the second half, the group has performed well.

In Europe, while the UK reported a decline in a weak market, good operating performances were recorded in a number of countries, including France and Germany. In the US, the group's custom business again out-performed the market, although the Americas region as a whole is expected to show a slight downturn in the first half. Good double-digit growth has been achieved in Asia Pacific and this level of increase is thought to be sustainable through the year.

The strongest sector performance has been reported by group's Healthcare operations, which continue to win share and produced another excellent result. While Telecoms has been affected by the contraction of Indetec's services, ongoing strong relationships with major IT clients have led to a satisfactory performance for IT/Telecoms in the first half and increasing growth is anticipated as the year progresses.

As stated at the AGM, it has not yet been possible to make up the shortfall created by previously announced contract losses and this has affected the comparative performance of the Consumer and Media sectors. This is also the principal reason for the downturn in the UK and has slightly held back what was a good trading performance in France. It is anticipated, therefore, that for the first six months of 2002 the group's underlying growth will be relatively flat. Overall turnover performance for the period, including acquisitions, is expected to be well ahead of the previous year.

Discontinued operations

The group is in the process of closing its loss-making, non-market information consultancy businesses in the UK and France. In addition, the decision has been taken to discontinue its UK in-store product testing company, which has continued to under-perform and on which a goodwill impairment was taken in 2001.

Operating margin

During the first half, the group has continued to achieve operational efficiencies, resulting in a satisfactory level of margin improvement on continuing activities. This emphasis will continue through the year and the group expects to achieve operating margin improvement of around 50 basis points for the year as a whole.

Interest cover and cash flow

In the first half of the year, the group has repeated the strong cash generation achieved in 2001 and it is anticipated that interest cover will have improved over the period.

Outlook

Chief Executive, Mike Kirkham, said: "The normal pattern in our industry is for the second half to be stronger than the first. Our expectation is that we will see a repeat of this pattern in 2002 with, if anything, a stronger emphasis on the second half than is usual.

"Our order book is ahead of last year and the acquisitions made this year are performing well. We expect to see improved organic growth in the second half and to achieve anticipated levels of turnover for the year as a whole."

26 June 2002
Draft no 3

For release at 07.00 **1 July 2002**

Taylor Nelson Sofres plc
Pre-close trading update

Expectations remain unchanged

In line with current market practice, Taylor Nelson Sofres, a world leader in market information, issues the following trading update ahead of its interim results announcement on 9 September 2002.

Turnover

The group's expectations for the year remain unchanged from those expressed by the Chairman at the AGM held on 11 June. Against a background of relatively flat markets in Europe and the US, with clients again deferring some of their spend into the second half, the group has performed well.

In Europe, while the UK reported a decline in a weak market, good operating performances were recorded in a number of countries, including France and Germany. In the US, the group's custom business again out-performed the market, although the Americas region as a whole is expected to show a slight downturn in the first half. Good double-digit growth has been achieved in Asia Pacific and this level of increase is thought to be sustainable through the year.

The strongest sector performance has been reported by group's Healthcare operations, which continue to win share and produced another excellent result. While Telecoms has been affected by the contraction of Indetec's services, ongoing strong relationships with major IT clients have led to a satisfactory performance for IT/Telecoms in the first half and increasing growth is anticipated as the year progresses.

As stated at the AGM, it has not yet been possible to make up the shortfall created by previously announced contract losses and this has affected the comparative performance of the Consumer and Media sectors. This is also the principal reason for the downturn in the UK and has slightly held back what was a good trading performance in France. It is anticipated, therefore, that for the first six months of 2002 the group's underlying growth will be relatively flat. Overall turnover performance for the period, including acquisitions, is expected to be well ahead of the previous year.

Discontinued operations

The group is in the process of closing its loss-making, non-market information consultancy businesses in the UK and France. In addition, the decision has been taken to discontinue its UK in-store product testing company, which has continued to under-perform and on which a goodwill impairment was taken in 2001.

Operating margin

During the first half, the group has continued to achieve operational efficiencies, resulting in a satisfactory level of margin improvement on continuing activities. This emphasis will continue through the year and the group expects to achieve operating margin improvement of around 50 basis points for the year as a whole.

Interest cover and cash flow

In the first half of the year, the group has repeated the strong cash generation achieved in 2001 and it is anticipated that interest cover will have improved over the period.

Outlook

Chief Executive, Mike Kirkham, said: "The normal pattern in our industry is for the second half to be stronger than the first. Our expectation is that we will see a repeat of this pattern in 2002 with, if anything, a stronger emphasis on the second half than is usual.

"Our order book is ahead of last year and the acquisitions made this year are performing well. We expect to see improved organic growth in the second half and to achieve anticipated levels of turnover for the year as a whole."

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
Taylor Nelson Sofres plc

2) Name of director
Antony Brian Cowling

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As per person named above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As per person named above.

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Sale of Ordinary shares in Taylor Nelson Sofres plc

7) Number of shares/amount of stock acquired
Not applicable

8) Percentage of issued class
Not applicable

9) Number of shares/amount of stock disposed
200,000

10) Percentage of issued class
0.05 percent

11) Class of security
Ordinary

12) Price per share
230p

13) Date of transaction
Thursday 21st March 2002

14) Date company informed
Friday 22nd March 2002

15) Total holding following this notification
2,615,820

16) Total percentage holding of issued class following this notification
0.67 percent

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.................................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO: 898956

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of director MICHAEL ANTHONY KIRKHAM
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) MICHAEL ANTHONY KIRKHAM, PURCHASE OF 25,000 SHARES MARGARET EDITH KIRKHAM, PURCHASE OF 25,000 SHARES
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) MICHAEL ANTHONY KIRKHAM AND MARGARET EDITH KIRKHAM, SPOUSE	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary PURCHASE OF SHARES IN TAYLOR NELSON SOFRES plc

7. Number of shares/amount of stock acquired TOTAL: 50,000	8. Percentage of issued class 0.013%	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class N/A
11. Class of security ORDINARY SHARES, 5 PENCE EACH	12. Price per share 165.666 PENCE	13. Date of transaction 3 JULY 2002	14. Date company informed 3 JULY 2002

15. Total holding following this notification TOTAL HOLDING OF DIRECTOR AND CONNECTED PERSON: 194,654	16. Total percentage holding of issued class following this notification 0.050%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196

25. Name and signature of authorised company official responsible for making this notification
J. GEORGE, ASSISTANT COMPANY SECRETARY

Date of notification 4 JULY 2002

~~Company Announcements Office, Old Broad Street, London EC2N 1HP~~
~~Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)~~

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 476953

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of director DAVID SOUTAR LOWDEN
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) MICHELE LOWDEN
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) MICHELE LOWDEN	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary PURCHASE OF SHARES IN TAYLOR NELSON SOFRES plc

7. Number of shares/amount of stock acquired 10,000	8. Percentage of issued class 0.0026%	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class N/A
11. Class of security ORDINARY SHARES, 5 PENCE EACH	12. Price per share 165.666 PENCE	13. Date of transaction 3 JULY 2002	14. Date company informed 3 JULY 2002

15. Total holding following this notification 25,000	16. Total percentage holding of issued class following this notification 0.0064%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries Ian Portal IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196

25. Name and signature of authorised company official responsible for making this notification

[signature] J. GEORGE ASSISTANT COMPANY SECRETARY

Date of notification 4 JULY 2002